November 17, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: EcoReady Corporation

We have read the statements that EcoReady Corporation included under Item 4.01 of the Form 8-K report it filed with the Commission on November 17, 2011 regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.01.

Yours truly,

/s/ Moss, Krusick & Associates, LLC